Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-214259

Supplementing the Preliminary Prospectus

Supplement dated March 13, 2018 and the

Prospectus dated October 26, 2016

Pricing Term Sheet dated March 13, 2018

HELIX ENERGY SOLUTIONS GROUP, INC.

$125 MILLION 4.125% CONVERTIBLE

SENIOR NOTES DUE 2023

The information in this pricing term sheet supplements Helix Energy Solutions Group, Inc.’s preliminary prospectus supplement, dated March 13, 2018 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Helix Energy Solutions Group, Inc. and not to its subsidiaries.

Summary of Terms for Issuance

Issuer:	Helix Energy Solutions Group, Inc.

Security:	4.125% Convertible Senior Notes due 2023.

Trading Symbol of Common Stock:	The Issuer’s common stock is listed on the NYSE under the symbol “HLX.”

Principal Amount:	$125 million.

Issue Price:	100% plus accrued interest, if any, from the Settlement Date.

Use of Proceeds:

The Issuer estimates that its net proceeds from the sale of the notes will be approximately $121.2 million, after deducting the underwriting fees and all estimated offering expenses that are payable by the Issuer.

The Issuer intends to use the net proceeds from the sale of the notes to repurchase the outstanding $60.115 million principal amount of its 3.25% Convertible Senior Notes due 2032 (the “2032 Notes”) pursuant to a repurchase offer under the indenture governing the 2032 Notes and to repay borrowings under the Issuer’s outstanding term loan. To the extent that any of the 2032 Notes are not purchased in such repurchase offer, the Issuer may use a portion of the net proceeds from this offering to repurchase or redeem the remaining 2032 Notes.

Trade Date:	March 14, 2018.

Settlement Date:	March 20, 2018, which is the fifth business day after the date of this pricing term sheet. Currently, trades in the secondary market for convertible notes ordinarily settle two business days after the date of execution, unless the parties to the trade agree otherwise. Accordingly, investors in this offering who wish to sell their Notes before the second business day preceding the Settlement Date must specify an alternate settlement arrangement at the time of the trade to prevent a failed settlement. Those investors should consult their advisors.

Maturity Date:	September 15, 2023, unless earlier redeemed, repurchased or converted.

Interest Rate:	4.125% per annum.

NYSE Last Reported Sale Price per Share on March 13, 2018:	$6.53.

Premium:	45.0% above the NYSE Last Reported Sale Price per Share on March 13, 2018.

Initial Conversion Price:	Approximately $9.47 per share of HLX common stock.

Initial Conversion Rate:	105.6133 shares of HLX common stock per $1,000 principal amount.

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, starting on September 15, 2018.

Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change:

If a make-whole fundamental change occurs and the conversion date for the conversion of a note occurs during the related make-whole conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Adjustment to the Conversion Rate Upon the Occurrence of a

Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the effective date and the applicable price of such make-whole fundamental change:

	Applicable Stock Price
Effective Date	$6.53	$7.50	$8.00	$8.50	$9.00	$9.47	$11.00	$12.31	$15.00	$20.00	$30.00	$45.00	$65.00
March 20, 2018	47.5260	36.7853	32.6263	29.1471	26.2144	23.8627	18.1573	14.8570	10.5573	6.5220	3.1573	1.1458	0.0000
September 15, 2018	47.5260	34.8307	30.5550	27.0082	24.0489	21.7001	16.1164	12.9862	9.0567	5.5490	2.7270	1.0249	0.0000
September 15, 2019	47.5260	32.9253	28.4338	24.7506	21.7144	19.3369	13.8409	10.8944	7.3933	4.4875	2.2467	0.8853	0.0000
September 15, 2020	47.5260	30.9160	26.0688	22.1471	18.9700	16.5290	11.1200	8.4208	5.4867	3.3060	1.6937	0.6971	0.0000
September 15, 2021	47.5260	28.7480	23.2650	18.9082	15.4667	12.9071	7.6627	5.3907	3.3100	2.0125	1.0610	0.4538	0.0000
September 15, 2022	47.5260	28.2351	19.9625	14.4329	10.2278	7.3527	2.8700	1.7002	0.9820	0.6260	0.3393	0.1500	0.0000
September 15, 2023	47.5260	27.7200	19.3867	12.0338	5.4978	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, the Issuer will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365- or 366-day year, as applicable;

•	if the actual applicable price is greater than $65.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate; and

•	if the actual applicable price is less than $6.53 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate.

However, the Issuer will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 153.1393 shares of the Issuer’s common stock per $1,000 principal amount of notes. The Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, the Issuer must adjust the conversion rate as described in the Preliminary Prospectus Supplement under the caption “Description of Notes —Adjustments to the Conversion Rate.”

CUSIP/ISIN:	42330P AJ6 / US42330PAJ66

Joint Book-Running Managers:	Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lead Managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Raymond James & Associates, Inc.

Co-Managers	ING Financial Markets LLC, Regions Securities LLC, BBVA Securities Inc., HSBC Securities (USA) Inc., Capital One Securities, Inc. and Johnson Rice & Company L.L.C.

Helix Energy Solutions Group, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Helix Energy Solutions Group, Inc. and this offering. Any offer will be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, New York 10152, Telephone: 800-326-5897, Email: cmclientsupport@wellsfargo.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Email: dg.prospectus_requests@baml.com. Electronic copies of the prospectus and prospectus supplement may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.

This pricing term sheet does not constitutes an offer to sell or a solicitation of an offer to buy any notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.